ENVOY ANNOUNCES SPECIAL MEETING OF SHAREHOLDERS

Tuesday, July 8th, 2003 – Envoy Communications Group Inc. (NASDAQ: ECGI; TSE: ECG), is pleased to announce that it will hold a Special Meeting of Shareholders on Thursday August 14th, 2003 at 11:00 am at 300 Bayview Avenue, Toronto, Ontario, for all shareholders of record as of July 14th, 2003.

About Envoy
Envoy Communications Group (NASDAQ: ECGI/TSE:ECG) is an international consumer and retail branding company with offices throughout North America and Europe. For more information on Envoy, please visit www.envoy.to.

Cautionary Statement
Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E(i)(1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy’s services, changes in competition, the ability of Envoy to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy that Envoy’s plans and objectives will be achieved.

For further information, please call:
Envoy Communications Group Inc.
Contact: Geoffrey Genovese
Tel: (416) 593 1212

Or contact our investor relations department at:
CitiCap Communication Corp.
Contact: Linda Mitropoulos
Tel: (604) 732-6127
E-Mail: linda@citicap.com